# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: TIPTREE INC., CIK 0001393726
CUSIP: 88822Q103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 660 STEAMBOAT ROAD, 2ND FLOOR, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 11/04/2025
Filed by CIK 0001772447
Persons authorized to receive notices and communications: Alex Vezendan, 3889 Maple Avenue, Suite 220, Dallas, Texas (TX), 75219, 913-908-4943

## Reporting persons
- Veradace Capital Management LLC (CIK 0001772351): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,891,780; sole dispositive power 0; shared dispositive power 1,891,780; aggregate amount beneficially owned 1,891,780 (5% of the class)
- Veradace Partners LP (CIK 0001772447): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 1,891,780; sole dispositive power 0; shared dispositive power 1,891,780; aggregate amount beneficially owned 1,891,780 (5% of the class)
- John Conlin: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,891,780; sole dispositive power 0; shared dispositive power 1,891,780; aggregate amount beneficially owned 1,891,780 (5% of the class)
- Alexander Vezendan: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,891,780; sole dispositive power 0; shared dispositive power 1,891,780; aggregate amount beneficially owned 1,891,780 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: TIPTREE INC.
Address of issuer's principal executive offices: 660 STEAMBOAT ROAD, 2ND FLOOR, GREENWICH, Connecticut (CT), 06830

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by and on behalf of each of Veradace Capital Management LLC (Veradace), Veradace Partners L.P. (the Fund), Alexander Vezendan, and John Conlin. The Fund is the record and direct beneficial owner of the securities covered by this statement. As the general partner and the investment adviser to the Fund, Veradace may be deemed to beneficially own the securities covered by this statement. Messrs. Vezendan and Conlin are the Principals of, and may be deemed to beneficially own securities owned by, Veradace. The foregoing persons are hereinafter sometimes referred to as the Reporting Persons. Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. The filing of this statement shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of common stock that such Reporting Person may be deemed to beneficially own or that such Reporting Person is a member of a group with respect to the Issuer or any securities of the Issuer.
Residence or business address: 3889 Maple Avenue, Suite 220, Dallas, TX 75219
Present principal occupation or employment: Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public securities investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Veradace and the Fund are each organized under the laws of the State of Delaware. Messrs. Vezendan and Conlin are both citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As of November 4, 2025, the Fund, the record and direct beneficial owner of the securities covered by this statement, held voting and dispositive power over 1,402,480 shares of common stock of the Issuer ("Shares") and options to acquire 489.300 Shares (such shares and options collectively, the "Securities"), representing a combined total of 5 percent of the Issuer's outstanding Shares. All calculations of beneficial ownership percentages in this statement are based on 37,823,734 Shares outstanding as of October 28, 2025, as disclosed by the Issuer in its Form 10-Q filed with the SEC on October 31, 2025. Relevant transactions leading up to this date, as well as the respective price per share of each transaction, are set forth on Schedule A to this statement. Each of these transactions was executed through the open market. The funds for the purchase of the Securities came from the working capital of the Fund.

The aggregate purchase price of the Securities reported herein was approximately $14,520,758. No borrowed funds were used to purchase the Securities, other than under margin accounts with a brokerage firm in the ordinary course of business. Positions in Issuer securities may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Fund acquired and holds the Securities for investment purposes.

On September 26, 2025, the Issuer announced that it had entered into an Agreement and Plan of Merger ("Merger Agreement") providing for the sale of its insurance subsidiary, The Fortegra Group, Inc. ("Fortegra," and such transaction, the "Fortegra Transaction"), to DB Insurance Co., Ltd. ("DB Insurance"). On October 31, 2025, during the U.S. federal government shutdown, the Issuer filed its definitive proxy statement for the purpose of soliciting proxies from stockholders to approve the Fortegra Transaction at a special meeting of stockholders called for December 3, 2025. According to the Issuer, the Fortegra Transaction is not anticipated to close until mid-2026, assuming satisfaction of all closing conditions.

The Reporting Persons presently intend to vote against the Fortegra Transaction.

On November 10, 2025, the Fund issued a press release (the "Press Release") containing an open letter to the Issuer's stockholders. In the letter, the Fund explained its intent to vote against the Merger Agreement and the reasons for its opposition, including that (i) the Fortegra Transaction undervalues Fortegra, (ii) the Fortegra Transaction subjects Issuer stockholders to tax inefficiencies, and (iii) Tiptree does not expect to distribute cash to its stockholders in connection with the Fortegra Transaction, instead holding nearly $1 billion in transaction proceeds for as-yet-undisclosed purposes and, presumably, allowing Issuer management to continue to collect compensation. This description of the Press Release is qualified by reference to the full text of the Press Release, which is attached as Exhibit B to this statement.

Over the course of its investment in the Issuer, the Reporting Persons have had discussions from time to time with the management teams of the Issuer and Fortegra regarding Fortegra's business and operations, strategies, capital structure and other matters relating to Fortegra and the Issuer to enhance their respective values. Between November 2024 and July 2025, Alexander Vezendan, Principal of Veradace, held numerous conversations with Mr. Michael Barnes, Executive Chairman of the Issuer, and other members of Issuer management, in which the parties discussed the possibility of a Fortegra IPO and in which Mr. Vezendan expressed Veradace's willingness to invest through affiliated entities $50 million to $75 million in such an IPO to help support a successful placement. Although some contemporaneous discussions with other parties regarding alternatives to the Fortegra Transaction were included in the Background of the Merger section of the Issuer's definitive proxy statement with respect to the Fortegra Transaction, the discussions with Mr. Vezendan were not disclosed to shareholders. The Reporting Persons intend to bring this exclusion to the attention of the SEC.

On November 7, 2025, prior to issuing the Press Release, Mr. Vezendan sent a letter to the Issuer's independent directors (the "Veradace Letter"), Ms. Goldwasser, Mr. Friedman, Ms. Mielle, and Mr. Smith, that asked for a discussion regarding Veradace's concerns with respect to the Fortegra Transaction. Mr. Vezendan's letter specifically invited the independent directors to address why: (i) the Issuer's management and Executive Chairman ignored Veradace's repeated offers to help backstop an IPO of Fortegra, when that could have been a more favorable result for Issuer shareholders, (ii) the Issuer's management did not structure the Fortegra Transaction as a sale of the Issuer or in another tax-efficient manner, instead of as a sale of Fortegra shares, (iii) the Issuer's management did not appear to explicitly instruct its financial advisor to run a process to explore a sale of the Issuer, (iv) the Issuer's Board of Directors (the "Board") agreed to the Fortegra Transaction even though it is valued at a significant discount to comparable companies, based on a multiple of net income, according to the Issuer's own financial advisor, and (v) the Issuer does not expect to distribute cash to Issuer shareholders in connection with the Fortegra Transaction.

Three days later, on November 10, 2025, Mr. Barnes sent a four sentence reply to Mr. Vezendan (the "Issuer Reply") that lacked any substantive response to the concerns or questions outlined in the Veradace Letter. The description of the Veradace Letter and the Issuer Reply are qualified by reference to the full text of the Veradace Letter and the Issuer Reply, which are attached as Exhibits C and D to this statement, respectively.

The Reporting Persons have discussed and may discuss with the Board, management, other shareholders and third parties a range of potential strategic alternatives for the Issuer to pursue, which may include, without limitation:

(i) DB Insurance or another buyer making an offer to acquire all of the Issuer rather than only Fortegra;
(ii) the Issuer failing to execute the proposed sale and instead pursuing a public listing of Fortegra;
(iii) alternative transaction structures that would allow Issuer shareholders to continue participating in Fortegra's future growth; and
(iv) other potential corporate, financial, capital allocation or governance initiatives intended to enhance long-term shareholder value.

The Reporting Persons may communicate their views regarding the Fortegra Transaction, the alternatives referenced above, and related governance or valuation concerns to the Issuer's Board and management and may also determine to make some or all of those views public, including through open letters, press releases, investor presentations, or other public materials, in order to inform the Issuer's shareholders of their analysis and perspectives.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to or result in any of the matters set forth in Item 4 of Schedule 13D. However, the Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, including but not limited to the Issuer's financial condition, the outcome of discussions referenced above, broader market conditions and the availability of additional shares at attractive prices, the Reporting Persons may take one or more of the following actions: (i) acquire additional securities of the Issuer in the open market or in privately negotiated transactions, (ii) exercise or dispose of all or a portion of its Securities, or (iii) enter into hedging, derivative or other arrangements with respect to its economic exposure to the Issuer's securities. The Reporting Persons reserve the right to change their views with respect to the Issuer and to take any action with respect to their investment permitted by law.

Notwithstanding anything to the contrary herein, no disclosure under this Item 4 shall be construed as any intent, plan or proposal, or reservation of rights, to engage in a control transaction or any contested solicitation for the election of directors, or to propose any alternative transaction to which any of the Reporting Persons or its affiliates would be a party, or any other transaction that would not be permitted by applicable law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person as of the time of filing, is stated in Items 11 and 13 on the cover page(s) hereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share voting and dispositive power over 1,402,480 Shares and options to acquire an additional 489,300 Shares, representing beneficial ownership of a combined total of 5 percent of the outstanding Shares.
Transactions in the class effected during the past sixty days: The transactions effected by the Reporting Persons in the Shares during the past 60 days are set forth on Schedule A to this statement. Each of these transactions was executed through the open market.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.

The Fund, through open market transactions between September 25, 2025 and November 4, 2025, purchased options to acquire 489,300 Shares and sold put options covering the same number of Shares (the call options and put options collectively, the "Options"). All of the Options are American-style and expire on March 20, 2026. The exercise prices for the Options are as set forth below:

Option Exercise Price
439,300 Shares (Call) $20 per Share
439,300 Shares (Sold Put) $17.50 per Share
50,000 Shares (Call) $22.50 per Share
50,000 Shares (Sold Put) $20 per Share

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A: Schedule of Transactions in the Shares of Common Stock of the Issuer (filed herewith)

Exhibit A: Joint Filing Agreement dated November 12, 2025, by and among Veradace Capital Management LLC (Veradace), Veradace Partners L.P. (the Fund), Alexander Vezendan, and John Conlin (filed herewith).

Exhibit B: Press Release filed by Veradace Partners L.P. on November 10, 2025 (filed herewith)

Exhibit C: Letter from Veradace to the Independent Directors of Tiptree Inc. dated November 7, 2025 (filed herewith)

Exhibit D: Letter from Michael Barnes, Executive Chairman of Tiptree Inc. to Veradace, dated November 10, 2025 (filed herewith)

## Signatures
- Veradace Capital Management LLC: /s/ Alexander Vezendan, Principal/ Chief Investment Officer (11/12/2025)
- Veradace Partners LP: /s/ Alexander Vezendan, Principal/ Chief Investment Officer (11/12/2025)
- John Conlin: /s/ John Conlin, Principal/ Chief Compliance Officer (11/12/2025)
- Alexander Vezendan: /s/ Alexander Vezendan, Principal/ Chief Investment Officer (11/12/2025)